ALEXA
                                  VENTURES INC.

PRESS RELEASE
August 19, 1999
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                                     TSE:AXA
                                  OTC BB:ALVEF

       ALEXA CLOSES EIGER LABS DEAL TO BECOME A PLAYER IN THE INTERNET'S
                              BOOMING MP3 MARKET.

STRATFORD, ONTARIO, CANADA, Alexa Ventures Inc. ( Alexa ) announced today that it has now concluded an agreement to purchase 64% of Eiger Labs Group Inc. ( Eiger ) of Silicon Valley, California and 64 % of Eiger's manufacturing company, Point Multimedia Systems Inc. ( Point ) of South Korea.

The deal is subject to final regulatory and board of director approvals and is for a total purchase consideration of stock and cash of $ 3,000,000USD. Earn out shares will be made available over the next five years as the companies meet their progressive performance criteria to 100,000,000USD in 2003 with a profit of $4,500,000USD, also subject to regulatory and board approvals a finders fee has been agreed to.

Alexa President and CEO Gerry Racicot, stated "This acquisition concentrates and culminates our focus of acquiring U.S. distribution with Korean electronic manufacturing. This strategy will enable Alexa to have substantial revenue growth and bottom line profitability through distribution and controlled manufacturing. The Eiger and Point acquisitions further entrenches Alexa as a major player in the North American mainstream electronic market as well as establishing a sound foothold in the booming Internet market."

Point is the manufacturer of fax/modems, PNA, Ethernet, PCMCIA products and MP3 players for the South Korean and U.S. markets. Point is a manufacturer of communication electronic products for Quality OEM's major PC Companies and Eiger in the U.S.. MP3 has recently become the most searched word on the Internet search engines and we are extremely well positioned to take advantage of this phenomenon world-wide. The sales are anticipated to surpass the sales volumes of the Walkman category with billion dollar world-wide sales.

Eiger is a full service distributor based in Newark CA, in the San Francisco Bay area serving the national U.S. marketplace. Eiger's strength is in internet and retail marketing of electronic products manufactured by Point and other sources as it sees fit. At present, Eiger is selling the full range of its branded products in the fax/modem, PNA, Ethernet, PCMCIA products and MP3 category, Eiger has 14% of the PC Card Modems and is #2 in the U.S. market enjoying strong relationships with major retailer's such as CompUSA, Best Buy, Computer city, Ingram-Micro, Micro Center, Onsale.com and others.

                        DIRECTORS OF ALEXA VENTURES INC.:

                                  G.A. Racicot
                             Chief Executive Officer

THIS PRESS RELEASE WAS PREPARED BY THE MANAGEMENT OF THE COMPANY WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS. THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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